UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-39966

New Found Gold Corp.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

Suite 1430 – 800 West Pender Street

Vancouver, British Columbia V6C 2V6
604-562-9664

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K of New Found Gold Corp. (the “Company”) is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-266285) of the Company, as amended or supplemented.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Equity Distribution Agreement, dated August 26, 2022, among New Found Gold Corp., BMO Nesbitt Burns Inc., BMO Capital Markets Corp. and Paradigm Capital Inc.
99.2	Press Release, dated August 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Found Gold Corp.

Date: August 29, 2022	By:	/s/ Michael Kanevsky
		Name:	Michael Kanevsky
		Title:	Chief Financial Officer